

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2010

<u>Via U.S. Mail and Facsimile 205.969.3756</u>

R. Steven Hamner
Executive Vice President and Chief Financial Officer
Medical Properties Trust, Inc.
1000 Urban Center Drive, Suite 501
Birmingham, AL 35242

> **Re: Medical Properties Trust, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 12, 2010**
> **File No. 1-32559**

Dear Mr. Hamner:

      We have completed our review of your filing and do not have any further comments at this time.

      Sincerely,

      Kevin Woody
      Accounting Branch Chief